Exhibit 99.1

PRESS RELEASE

Cascades Inc. 404 Marie-Victorin Blvd. P.O. Box 30 Kingsey Falls, Québec J0A 1B0 Canada www.cascades.com	Telephone: 819-363-5100 Fax: 819-363-5155

Cascades renews its Normal Course Issuer Bid

Kingsey Falls, QC, March 15, 2017 – Cascades Inc. (TSX: CAS) announces that the Toronto Stock Exchange accepted its notice of intention to begin a normal course issuer bid in respect of its Common Shares. Purchases pursuant to the normal course issuer bid will commence on March 17, 2017 and will not continue beyond March 16, 2018. The Common Shares purchased shall be cancelled.

The notice will enable Cascades to acquire up to 946,066 Common Shares which represents approximately 1% of the 94,606,610 issued and outstanding Common Shares as of March 4, 2017. Since March 4, 2016, Cascades purchased 1,047,243 Common Shares at a volume weighted average price of $8.62.

The average daily trading volume of Cascades’ Common Shares was 145,265 on the Toronto Stock Exchange over the last six completed calendar months (the ADTV). Accordingly, Cascades is entitled to purchase up to 25% of the ADTV on any trading day being 36,316 Common Shares.

All purchases will be made through the facilities of the Toronto Stock Exchange in accordance with its requirements.

Cascades considers that the shares to be acquired may, from time to time, be undervalued in the market and represent an excellent opportunity to enhance shareholder value.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs 11,000 women and men, who work in close to 90 production units in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades' shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Media: Hugo D’Amours Vice-President, Communications et Public Affairs Cascades Inc. 819 363-5164 hugo_damours@cascades.com	Investors: Jennifer Aitken, MBA Director, Investor Relations Cascades Inc. 514 282-2697 jennifer_aitken@cascades.com

Web site: www.cascades.com

Green by Nature Blog: blog.cascades.com

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